Exhibit 99.1

Tims China Board Approves Combination with Popeyes China

Creates powerhouse in China, bringing together two leading global QSR brands

Accelerates Tims China’s growth with addition of another customer favorite

Financially compelling transaction expected to deliver revenue, cost, and development synergies

Completion subject to customary closing conditions and documentation

Shanghai – February 8, 2023 – TH International Limited (Nasdaq: THCH), the exclusive operator of Tim Hortons coffee shops in China (“Tims China”), today announced that its Board of Directors had approved the entry into a transaction for the exclusive development of Popeyes® in mainland China and Macau. The transaction is subject to definitive documents and customary closing conditions; the Board of Directors authorized Tims China’s independent audit committee to oversee the transaction and its completion.

Like Tim Hortons, Popeyes is an iconic brand owned by Restaurant Brands International (“RBI”). Popeyes®’ 50-year history, distinctive menu, and passion for flavorful authentic food has made it one of the world’s largest chicken quick-service restaurant (QSR) groups with over 3,900 locations globally.

“Tims has been a huge success in China—with more than 600 locations on our way to 1,000 by year-end,” said Peter Yu, Chairman of Tims China. “We are building on that success and launching a second leading brand in the world’s most compelling consumer market. I have long admired RBI’s value-creation in hosting multiple brands on a single platform, and this next step in Tims China’s evolution will bring significant operational and development synergies.”

Tims China’s leadership has a proven track record of building brands in China. The team aims to extend that success by celebrating Popeyes®’ core identity and products while localizing flavors and experiences, and delivering absolute convenience to guests by leveraging a strong development system and proven digital platforms.

“We are thrilled to have the opportunity to welcome Popeyes®, a beloved global brand and proven winner, to the Tims China family,” said Yongchen Lu, CEO of Tims China. “The two brands are a natural fit, with complementary product offerings and exceptional growth potential. Both brands will benefit from greater scale, a stronger financial model, and synergies, including in the supply chain and new restaurant development. We cannot wait to serve all our guests, including our over 11 million loyalty members, a spicy chicken sandwich.”

In the all-share transaction, Tims China is expected to acquire the exclusive rights to develop and sub-franchise the Popeyes® brand in mainland China and Macau. The acquisition is also expected to bring significant cash to Tims China and strengthen the company’s balance sheet.

About TH International Limited

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisee of Tim Hortons coffee shops in China, including Hong Kong and Macau. TH International Limited was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

Tims China offers freshly brewed coffee, tea and other beverages, bakery & sides, and sandwiches and is an emerging coffee champion in China. The brand’s philosophy is rooted in world-class execution and data-driven decision making and centered on true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://ir.timschina.com/.

About POPEYES®

Founded in New Orleans in 1972, POPEYES® has more than 50 years of history and culinary tradition. Popeyes distinguishes itself with a unique New Orleans style menu featuring spicy chicken, chicken tenders, fried shrimp, and other regional items. The chain’s passion for its Louisiana heritage and flavorful authentic food has allowed Popeyes to become one of the world’s largest chicken quick service restaurants with over 3,900 restaurants in the U.S. and around the world.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the potential transaction, its terms and the benefits that it may bring to the Company. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s ability to enter into definitive agreements for the transaction and receive any necessary approvals. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s registration statement on Form F-1, as amended, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 13, 2022 and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. The Company cannot assure you that these forward-looking statements will prove to be accurate and assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Public Relations

ICR, LLC

TimsChinaPR@icrinc.com

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